News Announcement                                                                                     For Immediate Release

NEXSTAR BROADCASTING FIRST QUARTER
NET REVENUE RISES 1.9% TO RECORD $69.9 MILLION

- Core TV Advertising, e-Media and Retransmission Fee Revenue
Growth Also Drives Record First Quarter “Odd Year” Cash Flow -

- First Quarter Operating Income of $9.2 Million;
Adjusted EBITDA of $20.0 Million -

Irving, TX – May 11, 2011 – Nexstar Broadcasting Group, Inc. (NASDAQ: NXST) (“Nexstar”) today reported financial results for the first quarter ended March 31, 2011 as summarized below:

Summary 2011 First Quarter Financial Highlights

($ in thousands)	Three Months Ended March 31,
	2011	2010	Change
Local Revenues	$43,257	$41,718	+3.7%
National Revenues	$15,061	$14,746	+2.1%
Local and National Core Revenue	$58,318	$56,464	+3.3%

Political Revenues	$560	$3,150	(82.2)%
e-Media Revenue	$3,673	$2,966	+23.8%
Retransmission Fee Revenue	$8,517	$7,369	+15.6%
Management Fee Revenue	$500	$500	-
Network Comp, Other	$841	$1,063	(20.9)%
Trade and Barter Revenue	$4,887	$4,582	+6.7%
Gross Revenue	$77,296	$76,094	+1.6%
Less Agency Commissions	$7,351	$7,468	(1.6)%
Net Revenue	$69,945	$68,626	+1.9%

Income from Operations	$9,166	$9,824	(6.7)%

Broadcast Cash Flow(1)	$24,833	$25,638	(3.1)%

Adjusted EBITDA(1)	$20,015	$20,886	(4.2)%

Free Cash Flow(1)	$3,627	$8,873	(59.1)%

(1)	Definitions and disclosures regarding non-GAAP financial information are included on page 4, while reconciliations are included on page 7.

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Nexstar Broadcasting Group Q1 2011 Results, 5/11/11	Page 2

CEO Comment
Perry A. Sook, Chairman, President and Chief Executive Officer of Nexstar Broadcasting Group, Inc., commented, “Nexstar’s strong operating and financial momentum continues in 2011 as reflected by our record first quarter net revenue and record ‘odd year’ EBITDA and free cash flow.  Our strategies for building new-to-television local direct billings combined with the ongoing advertising rebound drove Nexstar’s sixth consecutive quarter of core television advertising revenue growth.  In addition, we continue to make significant debt reduction progress and, as announced last month, will expand our station base and coverage through the accretive and de-leveraging acquisition of two CBS affiliated stations later this year.

“Nexstar’s 2011 first quarter revenue increase of 1.9% was driven by growth in both core local and national revenue -- including a near double digit gain in automotive advertising -- as well as ongoing robust e-Media and retransmission fee revenue growth.  Strength in core television advertising trends -- which began for Nexstar in the 2009 fourth quarter -- is continuing in 2011 and we are well positioned to grow all of our non-political revenue sources throughout 2011.

“During the first quarter, the continued execution of our strategies to leverage the content chain and diversify our revenue sources more than offset the 82% year-over-year decline in political advertising as well as the benefit in last year’s first quarter from advertising related to Winter Olympics programming.  Excluding the impact of political revenue from both periods, Nexstar’s first quarter 2011 gross revenue rose approximately 5.2% compared with the first quarter of 2010.  Total first quarter retransmission fee, mobile and e-Media and management fee revenue rose 17.1% to $12.7 million, and these higher margin revenue streams accounted for over 18% of 2011 first quarter net revenue, their highest contribution to our quarterly revenue mix since these revenue streams were established.

“With a focus on generating free cash flow, we remain disciplined in managing costs while continuing to address our capital structure, debt levels and cost of capital.  In the first quarter of 2011, corporate expenses remained constant with year ago levels though BCF, adjusted EBITDA and free cash flow were impacted by a $1.9 million, or 5.4% increase, in station direct operating expenses consisting primarily of news, engineering and programming, and selling, general and administrative expenses (net of trade expense).  However, approximately 42% of this amount was one time in nature, including additions to receivable reserves and legal and professional fees related to our senior secured credit facility amendment and our agreement to acquire two CBS stations.  The remainder of the increase was attributable to a rise in sales commissions related to higher revenue levels; property tax increases due to higher valuations; and, costs related to the reinstatement of our 401(k) employee match which occurred in the second quarter 2010 so comparisons of this expense become normalized next quarter.

“Following Nexstar’s significant debt reduction in 2010, we repurchased or called for redemption in the first quarter an additional $12.7 million of our 11.375% Senior Discount Notes due 2013, which is the most expensive remaining piece of our capital structure.  In April, we submitted a redemption notice for the remaining approximately $33.2 million of the 11 3/8% Senior Discount Notes and announced our intention to expand our Term-Loan B credit facility by $50 million to $149.5 million, both of which we expect to close next week.  During the first quarter, we also repurchased approximately $3.8 million of the outstanding 7.0% Senior Subordinated Payment in Kind (PIK) notes due 2014 and $0.1 million of the 7.0% Senior Subordinated notes due 2014.   Free cash flow in the 2011 first quarter reflects a $3.9 million year-over-year rise in cash interest expense primarily related to the $325 million of 8.875% Senior Secured Second Lien Notes which were issued in April 2010 while the debt reduction initiatives in 2011 to date will lower Nexstar’s interest expense by approximately $2 million on an annual basis.”

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Nexstar Broadcasting Group Q1 2011 Results, 5/11/11	Page 3

The consolidated total debt of Nexstar, its wholly owned subsidiaries, and Mission (collectively, the “Company”) at March 31, 2011, was $627.0 million and senior secured debt was $416.9 million.  The Company’s total leverage ratio at March 31, 2011 was 5.56x compared to a total permitted leverage covenant of 8.0x.  The Company’s first lien indebtedness ratio at March 31, 2011 was 0.88x compared to the covenant maximum of 2.5x.

The table below summarizes the Company’s debt obligations:

($ in millions)	March 31, 2011	December 31, 2010
Revolving Credit	$-	$-
Bank debt / First Lien Debt	$99.2	$99.5
8.875% Senior Second Lien Notes due 2017	$317.7	$317.4
7% Senior Subordinated Notes due 2014	$44.7	$44.8
7% Senior Subordinated PIK Notes due 2014	$132.2	$135.5
11.375% Senior Discount Notes due 2013	$33.2	$45.9
Total Debt	$627.0	$643.1

Cash	$20.8	$23.7

Mr. Sook added, “Last month, we announced a strategic station transaction that will be immediately accretive to results upon closing and is another step in our ongoing de-leveraging efforts.  Nexstar has agreed to acquire WFRV-TV and WJMN-TV, the CBS affiliates serving the Green Bay, Wisconsin and Marquette, Michigan markets, respectively for $20 million.  The acquisition, expected to close later this year, will mark Nexstar’s entry into Wisconsin and Michigan and expand our coverage to approximately 13.5 million television households across 36 markets in 16 states.”

First Quarter Conference Call
Nexstar will host a conference call at 10:00 a.m. ET today.  Senior management will discuss the financial results and host a question and answer session.  The dial in number for the audio conference call is 703/639-1309 (domestic and international callers); no access code is needed.  In addition, a live audio webcast of the call will be accessible to the public on Nexstar’s web site, www.nexstar.tv and a recording of the webcast will be archived on the site for 90 days following the live event.

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Nexstar Broadcasting Group Q1 2011 Results, 5/11/11	Page 4

Definitions and Disclosures Regarding non-GAAP Financial Information
Broadcast cash flow is calculated as income from operations, plus corporate expenses, depreciation, amortization of intangible assets and broadcast rights (excluding barter) and loss (gain) on asset disposal, net, minus broadcast rights payments.

Adjusted EBITDA is calculated as broadcast cash flow less corporate expenses.

Free cash flow is calculated as income from operations plus depreciation, amortization of intangible assets and broadcast rights (excluding barter), loss (gain) on asset disposal, net, and non-cash stock option expense, less payments for broadcast rights, cash interest expense, capital expenditures and net cash income taxes.

Broadcast cash flow, adjusted EBITDA and free cash flow results are non-GAAP financial measures.  Nexstar believes the presentation of these non-GAAP measures are useful to investors because they are used by lenders to measure the Company’s ability to service debt; by industry analysts to determine the market value of stations and their operating performance; by management to identify the cash available to service debt, make strategic acquisitions and investments, maintain capital assets and fund ongoing operations and working capital needs; and, because they reflect the most up-to-date operating results of the stations inclusive of pending acquisitions, TBAs or LMAs.  Management believes they also provide an additional basis from which investors can establish forecasts and valuations for the Company’s business.

For a reconciliation of these non-GAAP financial measurements to the GAAP financial results cited in this news announcement, please see the supplemental tables at the end of this release.

About Nexstar Broadcasting Group, Inc.
Nexstar Broadcasting Group is a leading diversified media company that leverages localism to bring new services and value to consumers and advertisers through its traditional media, e-MEDIA, digital and mobile media platforms.  Nexstar owns, operates, programs or provides sales and other services to 63 television stations and related digital signals in 34 markets in 14 states and reaches approximately 13 million viewers or approximately 11.5% of all U.S. television households.  The stations are affiliates of NBC, CBS, ABC, FOX, MyNetworkTV, The CW, LATV, TV Azteca and Telemundo.  The Company’s 33 community portal websites offer additional hyper-local content and verticals for consumers and advertisers.

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Nexstar Broadcasting Group Q1 2011 Results, 5/11/11	Page 5

Forward-Looking Statements
This news release includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Forward-looking statements include information preceded by, followed by, or that includes the words "guidance," "believes," "expects," "anticipates," "could," or similar expressions.  For these statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.  The forward-looking statements contained in this news release, concerning, among other things, changes in net revenue, cash flow and operating expenses, involve risks and uncertainties, and are subject to change based on various important factors, including the impact of changes in national and regional economies, our ability to service and refinance our outstanding debt, successful integration of acquired television stations (including achievement of synergies and cost reductions), pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations' operating areas, competition from others in the broadcast television markets served by the Company, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events.  Unless required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this news release might not occur.  You should not place undue reliance on these forward-looking statements, which speak only as of the date of this release.  For more details on factors that could affect these expectations, please see our filings with the Securities and Exchange Commission.

Contact:	Joseph Jaffoni
Thomas E. Carter	Jaffoni & Collins Incorporated
Chief Financial Officer	212/835-8500 or nxst@jcir.com
Nexstar Broadcasting Group, Inc.
972/373-8800

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Nexstar Broadcasting Group Q1 2011 Results, 5/11/11	Page 6

Nexstar Broadcasting Group, Inc.
Condensed Consolidated Statements of Operations
(in thousands, except per share amounts)

	Three Months Ended March 31,
	2011	2010
	(Unaudited)
Net revenue	$69,945	$68,626

Operating expenses:
Station direct operating expenses, net of trade (exclusive of depreciation and amortization shown separately below)	17,588	17,353
Selling, general, and administrative expenses (exclusive of depreciation and amortization shown separately below)	20,194	18,498
Loss (gain) on asset disposal, net	8	(54)
Trade and barter expense	4,852	4,579
Corporate expenses	4,818	4,752
Amortization of broadcast rights, excluding barter	2,250	2,362
Amortization of intangible assets	5,839	5,932
Depreciation	5,230	5,380

Total operating expenses	60,779	58,802

Income from operations	9,166	9,824
Interest expense, net	(13,705)	(11,963)
(Loss) gain on extinguishment of debt	(347)	94

Loss before income taxes	(4,886)	(2,045)
Income tax expense	(1,426)	(1,628)

Net loss	(6,312)	$(3,673)

Basic net (loss) per share	$(0.22)	$(0.13)
Basic weighted average number of shares outstanding	28,450	28,430
Diluted net (loss) per share	$(0.22)	$(0.13)
Diluted weighted average number of shares outstanding	28,450	28,430

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Nexstar Broadcasting Group Q1 2011 Results, 5/11/11	Page 7

Nexstar Broadcasting Group, Inc.
Reconciliation Between Actual Consolidated Statements of Operations
and Broadcast Cash Flow and Adjusted EBITDA (Non-GAAP Measures)
(in thousands)

	Three Months Ended March 31,
	2011	2010
	(Unaudited)

Income from operations	$9,166	$9,824
Add:
Depreciation	5,230	5,380
Amortization of intangible assets	5,839	5,932
Amortization of broadcast rights, excluding barter	2,250	2,362
Loss (gain) on asset disposal, net	8	(54)
Corporate expenses	4,818	4,752

Less:
Payments for broadcast rights	2,478	2,558

Broadcast cash flow	$24,833	$25,638

Less:
Corporate expenses	4,818	4,752
Adjusted EBITDA	$20,015	$20,886

Nexstar Broadcasting Group, Inc.
Reconciliation Between Actual Consolidated Statements of Operations
and Free Cash Flow (Non-GAAP Measure)
(in thousands)
	Three Months Ended March 31,
	2011	2010
	(Unaudited)

Income from operations	$9,166	$9,824
Add:
Depreciation	5,230	5,380
Amortization of intangible assets	5,839	5,932
Amortization of broadcast rights, excluding barter	2,250	2,362
Loss (gain) on asset disposal, net	8	(54)
Non-cash stock option expense	285	285

Less:
Payments for broadcast rights	2,478	2,558
Cash interest expense	12,479	8,535
Capital expenditures	4,150	3,793
Cash income taxes, net of refunds	44	(30)

Free cash flow	$3,627	$8,873

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